Exhibit 99.4

Extraordinary General Meeting of Fangdd Network Group Ltd. Date: July 11, 2024 See Voting Instruction On Reverse Side. Please make your marks like this: Use pen only For Against Abstain AS AN ORDINARY RESOLUTION, THAT immediately after the termination of the deposit agreement, dated October 31, 2019, among the Company, The Bank of New York Mellon and owners and holders of the Company’s American depositary shares, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 5,625 (five thousand six hundred and twenty-five) ordinary shares of a par value of US$0.0000001 each be consolidated into 1 (one) ordinary share of a par value of US$0.0005625 each (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of the Company will be US$3,000,000 divided into 5,333,333,333.333333 shares, comprising of (i) 4,444,157,258.958222 Class A ordinary shares of a par value of US$0.0005625 each (the “Class A ordinary shares”), (ii) 87,185.48622222222 Class B ordinary shares of a par value of US$0.0005625 each (the “Class B ordinary shares”), (iii) 200,000 Class C ordinary shares of a par value of US$0.0005625 each (the “Class C ordinary shares”), and (iv) 888,888,888.8888889 shares of a par value of US$0.0005625 each of such class or classes (however designated) as the board of directors of the Company (the “Board”) may determine in accordance with Article 9 of the articles of association of the Company (the “Articles”). For Against Abstain AS AN ORDINARY RESOLUTION, THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$3,000,000 divided into 5,333,333,333.333333 shares, comprising of (i) 4,444,157,258.958222 Class A ordinary shares, (ii) 87,185.48622222222 Class B ordinary shares, (iii) 200,000 Class C ordinary shares, and (iv) 888,888,888.8888889 shares of a par value of US$0.0005625 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles, to US$5,625,000 divided into 10,000,000,000 shares, comprising of (i) 5,000,000,000 Class A ordinary shares, (ii) 100,000 Class B ordinary shares, (iii) 200,000 Class C ordinary shares, and (iv) 4,999,700,000 shares of a par value of US$0.0005625 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles, by the creation of (a) 555,842,741.041778 Class A ordinary shares, (b) 12,814.51377777778 Class B ordinary shares, and (c) 4,110,811,111.111111 shares of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles (the “Share Capital Increase”). For Against Abstain AS A SPECIAL RESOLUTION, THAT the currently effective fifth amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and substitution in their place of the sixth amended and restated memorandum and articles of association as set out in the Notice of EGM, effective immediately following the Share Consolidation and the Share Capital Increase. Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Extraordinary General Meeting of Fangdd Network Group Ltd. to be held July 11, 2024 For Holders as of June 6, 2024 MAIL Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received by 12:00 pm, Eastern Time July 3, 2024. To view additional proxy materials related to this event, please visit: https://ir.fangdd.com/ PROXY TABULATOR FOR FANGDD NETWORK GROUP LTD. P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Copyright © 2024 Mediant Communications Inc. All Rights Reserved

Fangdd Network Group Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM Eastern Time on July 3, 2024) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Fangdd Network Group Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business June 6, 2024 (Eastern Time) at the Extraordinary General Meeting of the Shareholders of Fangdd Network Group Ltd. to be held at Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, People’s Republic of China on July 11, 2024 at 10:00 am (Beijing time). NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. If no ADR Voting Instruction Card is received by the Depositary before 12:00 p.m., Eastern Time, July 3, 2024, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is the Chairman of the Company with full power to exercise the voting rights under the Class A Ordinary Shares represented by your ADSs and with full power to each of substitution. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR FANGDD NETWORK GROUP LTD. P.O. BOX 8016 CARY, NC 27512-9903